

Mail Stop 3233

September 9, 2016

Via E-Mail
Allen R. Hartman
Hartman vREIT XXI, Inc.
2909 Hillcroft, Suite 420
Houston, Texas 77057

 Re: **Hartman vREIT XXI, Inc.**
 Post-Effective Amendment to Form S-11
 Filed August 25, 2016
 File No. 333-207711

Dear Mr. Hartman:

 We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

What are the differences between Class A and Class T Common Stock?, page 10

1. Please revise to state how long a holder of a Class T share should expect to pay the distribution and shareholder servicing fee and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap.

2. We note footnote 1 on page 10. Please identify the party that is responsible for determining when the selling commissions, dealer manager fees, and distribution and shareholder servicing fees, per Class T share, equals 10% of the price per share paid for the Class T share.

3. Please revise to clarify whether the dealer manager provides any ongoing services in exchange for the distribution and shareholder servicing fee with respect to Class T shares sold.

Estimated Use of Proceeds, page 65

4. We note that the first paragraph on page 65 indicates that the use of proceeds tables reflect information relating to assumptions that you sell the minimum offering amount in your primary offering, the maximum offering amount in your primary offering, and the maximum offering amount in both your primary offering and DRIP. We further note that the tables disclose information relating to assumptions that you sell the minimum offering amount in your primary offering, the maximum offering amount in your primary offering, and the mid-point offering amount in your primary offering. Please revise to reconcile this inconsistency.

5. Please disclose in footnote 2 to your estimated use of proceeds table on page 68 that the distribution and shareholder servicing fee is equal to 1.0% of the share purchase price, or after you begin establishing a NAV, of the NAV per share for Class T shares. Please also revise the use of proceeds table on page 68 to clarify that the mid-point offering information relates to the sale of Class T Shares.

Index to Consolidated Financial Statements, page F-1

6. Please update your financials in your next amendment in accordance with Article 8-08 of Regulation S-X.

Signatures

7. Please revise your registration statement to include the signatures of a majority of the members of your board of directors. Please refer to Instruction 1 to the Signatures in Form S-11.

Exhibit Index

8. We note that the Exhibit Index indicates that Exhibits 3.1 and 10.3 are filed herewith, but we cannot locate the exhibits to the registration statement. Please file all exhibits in your next amendment. Please also tell us whether you intend to file an amended dealer manager agreement and whether you intend to file a new legality opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Aaron Hendricson, Esq. (Via E-Mail)
       Alston & Bird